File No. 70-9185

                    UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



Application of Northeast Utilities  )  CERTIFICATE AS TO PARTIAL
et al. on Form U-1                  )  CONSUMMATION PURSUANT TO
                                    )  RULE 24 UNDER THE PUBLIC UTILITY
                                    )  HOLDING COMPANY ACT OF 1935

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU"), a registered holding company under the Act, and its system companies (the "Companies") certify that the transactions relating to the issuance of Northeast Utilities Common Shares, $5.00 par value, ("Shares") other than under and in accordance with the terms of the Northeast Utilities Incentive Plan, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9185) and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-26865, dated April 28, 1998, (the "Order") have been carried out in accordance with the terms and conditions of and for the purposes stated in the Application/Declaration and of the Commission's order with respect thereto.

     The referenced Application/Declaration authorized the Companies to issue (a) Shares in such numbers permitted by and in accordance with the terms and conditions of the Northeast Utilities Incentive Plan over the ten year term of such plan, (b) Shares in such numbers permitted by and in accordance with the terms and conditions of the Northeast Utilities Employee Share Purchase Plan over the ten year term of such plan, and (c) up to 1.3 million Shares as incentive compensation to employees other than under the Northeast Utilities Incentive Plan, prior to 2008.

      NU discontinued the Northeast Utilities Employee Share Purchase Plan in December 2000, after issuing 582,844 Shares thereunder, in anticipation of its merger with Consolidated Edison, Inc. (see File 70-7613) and replaced it with a successor plan in 2001 (see File No. 70-9833) after the merger was abandoned. Further, the Companies have discontinued the practice of providing incentive compensation to employees other than under the Northeast Utilities Incentive
Plan, after issuing approximately 250,000 Shares pursuant to the Order. The transactions authorized by the Commission as described in (b) and
(c) of the previous paragraph have therefore been consummated.


                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES


/s/ Randy A. Shoop
Randy A. Shoop
Assistant Treasurer - Finance
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270

Dated: October 12, 2004